 Exhibit 99.1

First Mining Files Pre-Feasibility Study Technical Report for the Springpole Gold Project, Ontario, Canada

VANCOUVER, BC, Dec. 23, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company has filed on SEDAR+ an independent Pre-Feasibility Study ("2025 PFS") technical report (the "Report") for its 100%-owned Springpole Gold Project (the "Project" or "Springpole") located in Ontario, Canada.

The Report, entitled "Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada" was prepared by Ausenco Engineering Canada ULC of Vancouver, Canada ("Ausenco") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of December 1, 2025.

The 2025 PFS results support a 30,000 tonnes-per-day ("tpd") open pit mining operation.

2025 PFS Highlights1,2

  US$3.2 billion pre-tax net present value at a 5% discount rate ("NPV5%") at US$3,100/oz gold ("Au"), increasing to US$5.6 billion at US$4,200/oz Au2
  US$2.1 billion after-tax NPV5% at US$3,100/oz Au, increasing to US$3.8 billion at US$4,200/oz Au
  54% pre-tax internal rate of return ("IRR") at US$3,100/oz increasing to 82% at $4,200/oz Au
  41% after-tax IRR at US$3,100/oz Au increasing to 63% at US$4,200/oz Au
  Life of mine ("LOM") of 9.4 years
  After-tax payback of 1.8 years and reducing to 1.2 years at US$4,200/oz Au
  Initial capital costs estimated at US$1,104 million, sustaining capital costs estimated at US$323 million, plus US$40 million in closure costs (excluding plant closure)
  Average annual payable gold production of 330 koz per year (Years 1 to 5); 281 koz per year LOM
  Total net cash costs3 of US$742/oz (Years 1 to 5); and US$802/oz LOM
  Net All-In Sustaining Costs ("AISC")3 of US$877/oz (Years 1 to 5), and AISC US$938/oz (LOM)

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

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[1] Base case parameters assume a gold price of US$3,100/oz, silver price of US$35.50/oz, and an exchange rate (C$ to US$) of 0.74. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
[2] US$4,200/oz Au spot case also based on US$51/oz Ag and 0.71 (C$ to US$).
[3] Initial capital costs, total cash costs and all-in sustaining costs are non-IFRS measures widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under the Company's financial reporting framework. The methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
CEO and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's business strategy; future planning processes; the timing and amount of estimated future production; recovery rates; mine plans and mine life; costs; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of NAG and PAG tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Richard Huang | VP, Corporate Development & Corporate Secretary| Email: rhuang@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 23-DEC-25